[LADENBURG LETTERHEAD]

June 24, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Kimberley A. Browning, Esq.

Re:	Full Circle Capital Corporation
Registration Statement on Form N-2 (File No. 333-188280)

Dear Ms. Browning:

Acting on behalf of the several underwriters, we hereby join in the request of Full Circle Capital Corporation that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:00PM, Eastern Time, on June 25, 2013, or as soon thereafter as possible.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between June 19, 2013 and June 24, 2013, we distributed approximately 190 copies of the Preliminary Prospectus dated June 19, 2013, of which approximately 155 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

[Signature Page Follows]

Kimberley A. Browning, Esq.

Very Truly Yours,

By:	Ladenburg Thalmann & Co. Inc.
acting on behalf of the several underwriters

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Managing Director